12 June 2013

National Grid plc (‘the Company’)

Scrip Dividend for 2012/13 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to shareholders on the register on 7 June 2013, the dividend record date.
A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2012/13 final dividend is 742.40 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ex-dividend date.

For American Depositary Share (ADS) holders, the scrip ADS reference price for the 2012/13 final dividend is US$57.6065. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADS) and by the average US$ rate for the equivalent dates.

The terms and conditions of the scrip dividend are available on the Company’s website at www.nationalgrid.com in the Investors section, under Shareholder Services, Dividends or from Capita Registrars (0871 402 3344, nationalgrid@capitaregistrars.com).

2012/13 final dividend timetable:

16 May 2013	2012/13 full year results and dividend amount declared – 26.36 pence per ordinary share; $2.0088 per ADS*

5 June 2013	Ordinary shares and ADSs go ex-dividend

7 June 2013	Record date

10 June 2013	Annual Report and Accounts publication date

12 June 2013	Scrip dividend reference price announced

24 July 2013	Scrip dividend election date

29 July 2013	Annual General Meeting

21 August 2013	Dividend payment date

* The figure shown is gross of a $0.02 per ADS dividend fee which will be applied to cash distributions made to ADS holders in relation to the 2012/13 final dividend. This fee does not apply to ADSs received through the scrip dividend.

Contact: Arit Amana (020 7004 3116)